UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

           REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


For the Month of                      May 2003
                 ----------------------------------------------------------

                          CREW DEVELOPMENT CORPORATION
                          ----------------------------
                              (Name of Registrant)

          #411-837 W. Hastings St, Vancouver, British Columbia V6C 3N6
          ------------------------------------------------------------
                    (Address of principal executive offices)


1.   News Release: Dated May 23, 2003 - Acquisition of ETC Gold Mines Approved
2.   Material  Change:  Dated  May 23,  2003 -  Acquisition  of ETC  Gold  Mines
     Approved
3.   News Release: Dated May 23, 2003 - Metorex Reports Financial Results



Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                                                Form 20-F [X]   Form 40-F [ ]

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                                   Yes [ ]      No [X]


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly cause this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

            Crew Development Corporation.: SEC File No. 12b=#1-11816
            ---------------------------------------------------------
                                  (Registrant)


  Date: May 23, 2003:     /s/
                      ---------------------------------
                      Rupi Khanuja, Corporate Secretary

                                      CREW
                            DEVELOPMENT CORPORATION

May 23, 2003

TRADING SYMBOL: TORONTO & OSLO: CRU
                FRANKFURT: KNC, OTC-BB-other: CRWVF

                                  NEWS RELEASE

                     ACQUISITION OF ETC GOLD MINES APPROVED
                     --------------------------------------

VANCOUVER, Canada, DATE May 23, 2003, Crew Development Corporation ("Crew") (TSE & OSE: CRU; Frankfurt: KNC; OTC-BB- other: CRWVF): Crew Development Corp. (Crew) is pleased to announce that the purchase of ETC by the consortium of Crew, Metorex and MCI is concluded by the approval by the Metorex Extraordinary General Meeting held on May 21st 2003. Crew holds a 20% equity stake in ETC (to be renamed Barberton Mines Ltd.), where Metorex will act as operator for the consortium and take over operations on June 15th 2003. The ZAR 255 million acquisition is funded in part by a ZAR 105 million syndicated bank loan, and the remaining ZAR 150 million is funded through preference shares where Crew's participation is ZAR 30 million.

Crew's share of the transaction is funded through a previously announced agreement for the sale of 10 million Metorex shares at ZAR 3 per share. Based on historical production and cash costs the expected pay back period for the preference capital is less than 3 years. The operator believes there is room for cost reductions, improving the economics of the project.

Crew seeks to maintain a balanced portfolio of both exploration projects and cash generating projects. This acquisition, with a pay back period of less than 3 years and at least 10 year expected remaining mine life is in full alignment with Crew's strategic focus on gold and precious metals, as well as in line with the company's previously expressed intentions of entering into projects with existing or near-term cash flow. In combination with the forthcoming gold production from the Nalunaq gold mine in Greenland, as well as other projects where Crew is investigating the potential for near term production and cash flow, the acquisition of ETC strengthens Crew's ambition of becoming a growth oriented gold producer.



                                "Jan A. Vestrum"
                                ----------------
                                President and CEO


________________________________________________________________________________

For more information or to be put on our email list, please contact the Vancouver Office, (604) 683 7585 or US/Canada Toll Free: 1-866-818-2211, email: ir@crewdev.com or the Oslo Office at +47 67 59 2424, email crew@crew.no. Visit our website at http://www.crewdev.com.

                                      CREW
                            DEVELOPMENT CORPORATION



May 23, 2002

TRADING SYMBOL:  TORONTO & OSLO: CRU
                 FRANKFURT: KNC, OTC-BB-other: CRWVF



                                  NEWS RELEASE


   METOREX LTD. REPORTS FINANCIAL RESULTS FOR THE QUARTER ENDED MARCH 30, 2003
   ---------------------------------------------------------------------------

VANCOUVER, Canada, DATE May 23, 2003, Crew Development Corporation ("Crew") (TSE & OSE: CRU; Frankfurt: KNC; OTC-BB- other: CRWVF): South African mining company Metorex Ltd., where Crew Development Corporation is a 21% shareholder, incurred a loss of ZAR 11.3 million (CAD 2 million) for the quarter ended 31 March 2003. This performance was driven by a 24% decrease in gross revenue to ZAR 172 million from the previous quarter. The acquisition of ETC will significantly increase the Metorex' turnover in the future. Metorex' ZAR denominated commodity prices declined from the previous quarter, mainly as a result of the strengthening of the ZAR/USD exchange rate by 13% to an average of 8.38 for the quarter from 9.67 the previous quarter.

Please see the full quarterly report from Metorex Ltd., posted at the JSE, for further details: http://jse.hosted.inet.co.za/news/story/1352318





                                "Jan A. Vestrum"
                                ----------------
                                President and CEO


________________________________________________________________________________

For more information or to be put on our email list, please contact the Vancouver Office, (604) 683 7585 or US/Canada Toll Free: 1-866-818-2211, email: ir@crewdev.com or the Oslo Office at +47 67 59 2424, email crew@crew.no. Visit our website at http://www.crewdev.com.